Filed by Teleglobe Bermuda Holdings Ltd
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934
                                                    Subject Company:  ITXC Corp.
                                                   Commission File No. 000-26739
                                                                   Press Release

                INITIAL FILING MADE WITH SEC FOR PROPOSED MERGER
                           BETWEEN ITXC AND TELEGLOBE
                             Monday February 9, 2004

PRINCETON, N.J.--(BUSINESS WIRE)--Feb. 9, 2004--ITXC Corp. (NASDAQ:ITXC - NEWS) announced today that Teleglobe Bermuda Holdings Ltd has filed a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the merger previously announced between Teleglobe and ITXC. This document is available on the SEC website at HTTP://WWW.SEC.GOV/ARCHIVES/EDGAR/DATA/1278739/000104746904003562/A2126758ZS-4.
HTM. The registration statement contains a preliminary proxy statement and prospectus that describes the proposed merger. The transaction remains subject to other substantial contractual closing conditions.

The Company expects that the SEC will review and provide comments on the filing. Changes may be made in the filing as a result of that process. It is impossible for the Company to determine with certainty or control the length of the review process. We will not be in a position to mail the proxy statement to our shareholders until after the SEC has completed its review, which we expect will occur in April or early May. It will then take approximately 30-40 days before we can conduct a shareholders' meeting seeking approval of the transaction. We cannot give any assurances that the entire process will be completed before June 21, 2004, after which date either party to the merger has the ability to terminate the merger agreement subject to certain conditions contained in the merger agreement, or at all. If the shareholders adopt the merger agreement, we expect the transaction will close within days of the stockholders' meeting, assuming that all other conditions to closing have been satisfied.

About ITXC:


ITXC Corp. is one of the world's leading carriers based on minutes of international traffic carried. As a carriers' carrier, ITXC serves all major carriers in the US; many incumbent carriers worldwide including China Telecom, PLDT, Telkom South Africa, Telecom Colombia, Telenor, Telia, and VSNL; and emerging and competitive carriers including Intelig in Brazil, Vietel in Vietnam and Data Access in India. ITXC also serves a growing number of mobile carriers including China Mobile and Smart Communications, leading mobile carriers in their respective markets.

ITXC is the global market segment share leader in VoIP international calling and one of the largest international voice carriers of any kind. ITXC's VoIP network connects to circuit networks using switchless ITXC SuperPoPs in London, Frankfurt, Hong Kong, LA, and NJ or using ITXC-managed SNARCs(R) co-located in the customer's central office. ITXC.net connects to VoIP-enabled networks with direct peer VoIP interconnects. Approximately a third of ITXC's current traffic is originated or terminated via a direct VoIP interconnect. ITXC has VoIP interconnects with over 140 carriers or service providers in 60 countries.


FORWARD-LOOKING STATEMENTS


ITXC has included in this press release forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements concerning the timing of the transactions described above and the during of SEC review process concerning the filing described above.

Actual results could differ materially from those projected in the companies' forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, risks inherent in the execution of the merger; the risk of disapproval or delay by governmental entities of the proposed transaction; the risks of delay in consummation of the transaction; the risk that Teleglobe is not currently a publicly traded company; changes in domestic and foreign economic, market, and regulatory conditions; the risk that Teleglobe may not be able to access sufficient capital; future transactions; the possibility that the merger may not close; and other considerations described as "Risk Factors" in Exhibit 99 to ITXC's Annual Report on Form 10-K for the year ended December 31, 2002 and in other filings by ITXC with the SEC and in "Risk Factors" in the Registration Statement on Form S-4 filed by Teleglobe.

As described above, Teleglobe has filed a Registration Statement on Form S-4 (which contains a Proxy Statement/Prospectus) with the Securities and Exchange Commission in connection with the merger. In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION FILED AND TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/ Prospectus. These documents will be made available without charge on the SEC's web site at WWW.SEC.GOV and may be obtained without charge from the SEC at telephone number 1-800-SEC-0330. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the SEC also are available to the public from Commercial document-retrieval services and at the web site maintained by the SEC at HTTP://WWW.SEC.GOV. or by contacting ITXC investor relations at 609-750-3333 or IR@ITXC.COM.

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.


-----------------------
CONTACT:
     ITXC Corp.
     Media Contact:
     Megan Cannell, 609-750-3262